Exhibit 12.1

PRUDENTIAL FINANCIAL, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	For the Year Ended December 31,
	2004	2003	2002	2001	2000
	($ millions)
Earnings:
Income (loss) from continuing operations before income taxes, extraordinary gain on acquisition and cumulative effect of accounting change	$3,287	$1,979	$82	$(125)	$675
Undistributed income (loss) of investees accounted for under the equity method	196	119	(37)	29	25
Interest capitalized	—	—	8	6	—

Adjusted earnings	3,091	1,860	111	(160)	650

Add fixed charges:
Interest credited to policyholders’ account balances	2,334	1,830	1,846	1,804	1,751
Gross interest expense (1)	492	403	435	653	1,056
Interest component of rental expense	66	103	150	173	166

Total fixed charges	2,892	2,336	2,431	2,630	2,973

Total earnings plus fixed charges	$5,983	$4,196	$2,542	$2,470	$3,623

Ratio of earnings to fixed charges (2)	2.07	1.80	1.05	—	1.22

(1)	Includes interest expense of securities businesses reported in “Net investment income” in the Consolidated Statements of Operations, capitalized interest and amortization of debt discounts and premiums.

(2)	Due to the Company’s loss in 2001, the ratio coverage was less than1:1. Additional earnings of $160 million would have been required in 2001 to achieve a ratio of 1:1.